Mail Stop 4561

      						July 25, 2006


Warren D. Stowell
Telzuit Medical Technologies, Inc.
5422 Carrier Drive, Suite 306
Orlando, Florida  32819

Re:	Telzuit Medical Technologies, Inc.
	Registration Statement on Form SB-2
      Filed June 26, 2006
      File No. 333-135287

Dear Mr. Stowell:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, advise the staff of the company`s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to made on a shelf basis under Rule 415(a)(1)(i).

2. Please confirm that the 550,000 shares registered on behalf of Ali
Arzavan have been issued. If not, please provide us the relevant contracts.

Prospectus Summary, page 7

3. We note your statement in the Form 8-K that broker-dealers were paid aggregate cash commissions equal to $444,778.65. Please expand your disclosure to briefly describe and quantify all the fees and commissions paid in connection with the debenture offering and identify the individuals or entities that received these fees and commissions.

Selling Stockholders, page 21

4. Please revise the selling stockholder table to provide the total amount for each column.

5. Please identify the natural person holding voting and dispositive power over the shares held by Midtown Partners & Co., LLC.

6. We note that your potential selling shareholders may be non-natural persons. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

7. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Reports to Security Holders, page 51

8. Please revise to omit the reference to 450 Fifth Street, N.W.
The
Public Reference Room is located in Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

Part II.  Information Not Required in Prospectus

Undertakings, page II-5

9. Please update this section to include the new undertakings that went into effect December 1, 2005. We refer to Item 512(g)(2) of Regulation S-B.

Exhibits

10. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jennifer Gowetski at 202-551-3401 or me at 202-
551-3852 with any other questions.

	Sincerely,



	Michael McTiernan
	Special Counsel

cc:	Brent Jones, Esq. (via facsimile)
	Bush Ross, P.A.
Warren D. Stowell
Telzuit Medical Technologies, Inc.
July 25, 2006
Page 4